Contacts:
                      Sabina Grossi, IR Manager
                      Luxottica Group: +39-02-4801-3350 Italy
                                        212-515-0244 New York
                      Holly Houston, Director - Media Relations
                      Bausch & Lomb: 716-338-8064 office
                                     716-473-7104 home
                                     800-405-5314 pager

                      Angela Panzarella, VP - Investor Relations
                      Bausch & Lomb: 716-338-6025


   LUXOTTICA GROUP TO PURCHASE BAUSCH & LOMB SUNGLASS BUSINESS

Agordo, Italy, and Rochester, N.Y. (April 28, 1999) -- Luxottica Group S.p.A. (NYSE: LUX) and Bausch & Lomb (NYSE: BOL) today announced that their respective Boards of Directors have approved a definitive agreement for Bausch & Lomb to sell the assets and liabilities of its Sunglass Business to Luxottica for a cash purchase price of $640 million. The transaction for all of the sunglass lines including the prestigious Ray-Ban, Revo, Arnette and Killer Loop lines, is subject to various regulatory approvals and is expected to close by June 30, 1999.

Mr. Leonardo Del Vecchio, chairman and founder of Luxottica, said, "We are excited about the potential economic and strategic synergies of the Bausch & Lomb Sunglass business for our shareholders. It has been a strategic focus for Luxottica for several years to build our presence in the quality sunglasses business. With this we add the most prestigious sun brands in the world to our portfolio. We gain access to very cost efficient, high quality sunglass lens and lens coating production. With our combined production and global distribution strengths and the committed associates of the Bausch & Lomb Sunglass Business we are confident we can achieve a strong return on this investment."


"This agreement will allow us to continue to refine our focus on our strategic objective of becoming the world's preeminent technology-based healthcare company for the eye," said William M. Carpenter, chairman and CEO of Bausch & Lomb. "With the divestiture of the sunglass business, we will give high priority to completing a review of strategic alternatives for our remaining non-core businesses, the Miracle Ear hearing aid business and the Charles River Laboratories subsidiary, with the objective of exiting 1999 with a singular focus on our eye-care lines. We believe this agreement with Luxottica is a very positive outcome for our sunglass employees, our investors and our customers."

Italy-based Luxottica Group S.p.A. is a world leader in the design, manufacture, marketing and distribution of high quality eyeglass frames in the mid- and premium-priced categories, with such brands as Giorgio Armani, Emporio Armani, Ferragamo, Brooks Brothers, Vogue and Anne Klein. Luxottica also owns and operates the LensCrafters chain of optical retail stores.
Bausch & Lomb indicated that it expects to record an after-tax gain on the sale in the range of $120 million, or $2.10 per share, subject to a variety of final adjustments at closing. Under the terms of the agreement, Bausch & Lomb will provide certain general administrative support and warehousing/ distribution services to Luxottica for a transition period of at least one year. Bausch & Lomb is a global eye-care company dedicated to helping consumers see, look and feel better through innovative technology and design. Bausch & Lomb's core businesses include soft and rigid gas permeable contact lenses, lens-care products, ophthalmic surgical and pharmaceutical products. Based in Rochester, N.Y., Bausch & Lomb's products are available in more than 100 countries worldwide.
Luxottica Group was advised in this transaction by Rothschild and Bausch & Lomb was advised by Warburg Dillon Read LLC.
                              # # #
__________________________________________________________ _____
Certain statements in this press release may constitute forward-looking statements which are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to the companies' control. These risks include, but are not limited to regulatory approval of the parties' transaction, fluctuations in exchange rates, economic and weather factors affecting consumer spending, as well as other political, economic and technological factors, and other risks referred to in the companies' filings with the Securities and Exchange Commission.


CF23-0499